CHARDAN CAPITAL MARKETS, LLC

17 STATE STREET, SUITE 1600

NEW YORK, NY 10004

November 2, 2015

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	MEDICAL TRANSCRIPTION CORP.
Registration Statement – Form S-1 (Registration No. 333-205664)-
Concurrence in Acceleration Request

Ladies and Gentlemen:

Chardan Capital Markets, LLC, as representative of the underwriters for the referenced offering, hereby concurs in the issuer’s request that the effective date of the referenced registration statement be accelerated to 4:00 p.m. Eastern time on November 3, 2015, pursuant to Rule 461 under the Securities Act. Chardan affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/Jonas Grossman
Name: Jonas Grossman
Title: President